Filed pursuant to Rule 433
Dated February 10, 2026
Issuer Free Writing Prospectus supplementing the
Preliminary Prospectus Supplement
dated February 10, 2026 and the
Prospectus dated June 9, 2023
Registration No. 333-272538

Tyson Foods, Inc.
Final Term Sheet

$500,000,000 4.950% Senior Notes due 2036

Issuer:	Tyson Foods, Inc.
Ratings (Moody’s/S&P/Fitch):	Baa2/BBB/BBB*
Format:	SEC Registered
Ranking:	Senior Unsecured
Principal Amount:	$500,000,000
Trade Date:	February 10, 2026
Settlement Date:	February 20, 2026 (T + 7)**
Final Maturity:	February 20, 2036
Interest Payment Dates:	Semi-annually, on February 20 and August 20
First Interest Payment Date:	August 20, 2026
Pricing Benchmark:	4.000% due November 15, 2035
UST Spot (Price/Yield):	98-26+ / 4.147%
Spread to Benchmark:	T+85 bps
Yield to Maturity:	4.997%
Coupon:	4.950%
Public Offering Price:	99.634%
Day Count:	30/360
Make Whole Call:	T + 15 bps
Par call:	On or after three months prior to the Final Maturity date
Minimum Denominations/Multiples:	Denominations of $2,000 and in integral multiples of $1,000 in excess thereof
Joint Bookrunning Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Rabo Securities USA, Inc. RBC Capital Markets, LLC Goldman Sachs & Co. LLC Scotia Capital (USA) Inc.
Senior Co-managers:	SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-managers:	Academy Securities, Inc. Loop Capital Markets LLC BMO Capital Markets Corp. Regions Securities LLC Siebert Williams Shank & Co., LLC
CUSIP:	902494BN2
ISIN:	US902494BN28
Exchange Listing:	None

This communication is intended for the sole use of the person to whom it is provided by us.

(*)
An explanation of the significance of ratings may be obtained from the rating agencies.  Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(**)
Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day before delivery will be required, by virtue of the fact that the notes initially will settle T+ 7, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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